CONSENT OF RACHELLE HOUGH

I hereby consent to the inclusion in the Registration Statement on Form 40-F and the documents incorporated by reference therein of Dolly Varden Silver Corporation (the "Registration Statement") being filed with the United States Securities and Exchange Commission of the following report and information derived therefrom, and the references to me that are contained or incorporated by reference in the Registration Statement, and any amendments or supplements thereto:

1. Technical Report titled "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada" dated March 23, 2023 (effective date September 28, 2022).

Dated: April 8, 2025

/s/ Rachelle Hough
Rachelle Hough